Mail Stop 4561

September 10, 2008

Rudolph (Tré) A. Cates III
President, Chief Executive Officer, and Director
Silicon Mountain Holdings, Inc.
4755 Walnut Street
Boulder, CO 80301

> **Re:** **Silicon Mountain Holdings, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **File No. 000-11284**

Dear Mr. Cates:

We have reviewed your response letter dated August 18, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2008.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

General

1.   As previously requested, please provide us a statement in writing from a representative of the company acknowledging:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8A(T). Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 52

2.	We note you indicate in your response to prior comment number 3 that you assessed changes in internal controls over financial reporting that occurred during the Company's fiscal quarters ended December 31, 2007 and March 31, 2008. However, your current disclosures in your fiscal 2007 Form 10-KSB/A and Forms 10-Q for fiscal quarters ended March 31, 2008 and June 30, 2008 are not clear with respect to the period over which you assessed changes in internal controls over financial reporting. Please amend your filings to definitively state, if true, that there were no changes in internal controls over financial reporting during your most recent fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-B and Regulation S-K.

Exhibits 31.1 and 31.2

3.	As indicated in your response to prior comment number 4, please amend your fiscal 2007 Form 10-KSB/A and your Form 10-Q for fiscal quarter ended March 31, 2008 to revise the introductory sections of paragraph 4 in the certifications of your principal executive and principal financial officers required by Exchange Act Rule 13a-14(a).

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Item 4T. Controls and Procedures

Changes in Internal Controls over Financial Reporting, page 32

4.	We note your statement that your Form 10-Q does not include an attestation report of your independent auditor on your internal controls over financial reporting. Please be advised such a statement is not required by Item 4T of Form 10-Q.

* * * * * * *

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief